

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 4, 2008

<u>**Via U.S. Mail and Fax (604-574-0358)**</u>
Mr. Michael Rosa
Chief Executive Officer
Balaton Power Inc.
16678 77th Avenue
Surrey, British Columbia
Canada V3S 8G1

Re: Balaton Power Inc.
Form 20-F for the Fiscal Year Ended December 31, 2007
File No. 0-32255
Filed July 15, 2008

Dear Mr. Rosa,

We issued comments to you on the above captioned filing on September 22, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 15, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 14, 2008 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Bob Carroll at 202-551-3362 if you have any questions.

Sincerely,
/s/ Chris White

Chris White
Branch Chief